UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39794

Forge Global Holdings, Inc.
(Exact name of Issuer as specified in its charter)

c/o The Charles Schwab Corporation
3000 Schwab Way
Westlake, Texas 76262
(817) 859-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.0001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:    One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Forge Global Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Forge Global Holdings, Inc.

Date: March 12, 2026	By:	/s/ Richard A. Wurster
	Name:	Richard A. Wurster
	Title:	President and Chief Executive Officer